

Mail Stop 4631

December 31, 2009

Michael Cetrone
President and Chief Executive Officer
Cetrone Energy Company
11010 E. Boundary Road
Elk, WA 99009

       Re: **Cetrone Energy Company**
            Forms 10-K and 10-K/A for the Year Ended December 31, 2008
            Form 8-K/A filed November 9, 2009
            File No. 333-153381

Dear Mr. Cetrone:

       Your most recent Forms 10-K and 10-K/A include financial statements audited by The Blackwing Group, LLC. On December 22, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of The Blackwing Group, LLC because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/12-22_Blackwing.pdf

       As The Blackwing Group, LLC is no longer registered with the PCAOB, you may not include Blackwing Group, LLC's audit reports or consents in your filings with the Commission made on or after December 22, 2009.   If The Blackwing Group, LLC audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

       Please amend your Item 4.01 Form 8-K/A filed November 9, 2009 to disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter from The Blackwing Group, LLC at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

Once you explain The Blackwing Group, LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please file your amended Item 4.01 Form 8-K within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than January 14, 2010. If you have any questions, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief